SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 5)

UNDER THE SECURITIES EXCHANGE ACT OF 1934*

Red Rock Resorts, Inc.

(Name of Issuer)

Common A Common Stock, par value $0.01

(Title of Class of Securities)

75700L108

(CUSIP Number)

Frank J. Fertitta III

1505 South Pavilion Center Drive

Las Vegas, Nevada 89135

(702) 495-3000

with a copy to:

Deborah J. Conrad, Esq.

Milbank LLP

2029 Century Park East, 33rd Floor

Los Angeles, California 90067

(424) 386-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 7, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 75700L108		Page 2 of 25 Pages

(1)	Name of reporting person Fertitta Business Management LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO (See Item 3)
(5)	Check box if disclosure of legal proceeding is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Nevada

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 28,208,745
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 28,208,745

(11)	Aggregate amount beneficially owned by each reporting person 28,208,745
(12)	Check box if the aggregate amount in row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in row (11) 28.37%
(14)	Type of reporting person (see instructions) OO (Limited Liability Company)

SCHEDULE 13D
CUSIP No. 75700L108		Page 3 of 25 Pages

(1)	Name of reporting person FI Station Investor LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO (See Item 3)
(5)	Check box if disclosure of legal proceeding is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 22,656,184
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 22,656,184

(11)	Aggregate amount beneficially owned by each reporting person 22,656,184
(12)	Check box if the aggregate amount in row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in row (11) 24.14%
(14)	Type of reporting person (see instructions) OO (Limited Liability Company)

SCHEDULE 13D
CUSIP No. 75700L108		Page 4 of 25 Pages

(1)	Name of reporting person FBM Sub 1 LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO (See Item 3)
(5)	Check box if disclosure of legal proceeding is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 6,000,000
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 6,000,000

(11)	Aggregate amount beneficially owned by each reporting person 6,000,000
(12)	Check box if the aggregate amount in row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in row (11) 7.77%
(14)	Type of reporting person (see instructions) OO (Limited Liability Company)

SCHEDULE 13D
CUSIP No. 75700L108		Page 5 of 25 Pages

(1)	Name of reporting person The Frank J. Fertitta, III and Jill Ann Fertitta Family Trust
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO (See Item 3)
(5)	Check box if disclosure of legal proceeding is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Nevada

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 1,102,575
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,102,575

(11)	Aggregate amount beneficially owned by each reporting person 1,102,575
(12)	Check box if the aggregate amount in row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in row (11) 1.55%
(14)	Type of reporting person (see instructions) OO (Trust)

SCHEDULE 13D
CUSIP No. 75700L108		Page 6 of 25 Pages

(1)	Name of reporting person The Lorenzo J. Fertitta and Teresa Jo Fertitta Family Trust
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO (See Item 3)
(5)	Check box if disclosure of legal proceeding is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Nevada

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 1,102,575
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,102,575

(11)	Aggregate amount beneficially owned by each reporting person 1,102,575
(12)	Check box if the aggregate amount in row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in row (11) 1.55%
(14)	Type of reporting person (see instructions) OO (Trust)

SCHEDULE 13D
CUSIP No. 75700L108		Page 7 of 25 Pages

(1)	Name of reporting person Frank J. Fertitta, III 2006 Irrevocable Trust
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO (See Item 3)
(5)	Check box if disclosure of legal proceeding is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Nevada

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 444,394
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 444,394

(11)	Aggregate amount beneficially owned by each reporting person 444,394
(12)	Check box if the aggregate amount in row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in row (11) 0.62%
(14)	Type of reporting person (see instructions) OO (Trust)

SCHEDULE 13D
CUSIP No. 75700L108		Page 8 of 25 Pages

(1)	Name of reporting person Lorenzo J. Fertitta 2006 Irrevocable Trust
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO (See Item 3)
(5)	Check box if disclosure of legal proceeding is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Nevada

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 444,394
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 444,394

(11)	Aggregate amount beneficially owned by each reporting person 444,394
(12)	Check box if the aggregate amount in row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in row (11) 0.62%
(14)	Type of reporting person (see instructions) OO (Trust)

SCHEDULE 13D
CUSIP No. 75700L108		Page 9 of 25 Pages

(1)	Name of reporting person Fertitta Holdco LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO (See Item 3)
(5)	Check box if disclosure of legal proceeding is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 22,656,184
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 22,656,184

(11)	Aggregate amount beneficially owned by each reporting person 22,656,184
(12)	Check box if the aggregate amount in row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in row (11) 24.14%
(14)	Type of reporting person (see instructions) OO (Limited Liability Company)

SCHEDULE 13D
CUSIP No. 75700L108		Page 10 of 25 Pages

(1)	Name of reporting person Fertitta Investment LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO (See Item 3)
(5)	Check box if disclosure of legal proceeding is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 20,906,616
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 20,906,616

(11)	Aggregate amount beneficially owned by each reporting person 20,906,616
(12)	Check box if the aggregate amount in row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in row (11) 22.70%
(14)	Type of reporting person (see instructions) OO (Limited Liability Company)

SCHEDULE 13D
CUSIP No. 75700L108		Page 11 of 25 Pages

(1)	Name of reporting person KVF Investments, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO (See Item 3)
(5)	Check box if disclosure of legal proceeding is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Nevada

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 8,609,629
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 8,609,629

(11)	Aggregate amount beneficially owned by each reporting person 8,609,629
(12)	Check box if the aggregate amount in row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in row (11) 10.79%
(14)	Type of reporting person (see instructions) OO (Limited Liability Company)

SCHEDULE 13D
CUSIP No. 75700L108		Page 12 of 25 Pages

(1)	Name of reporting person LNA Investments, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO (See Item 3)
(5)	Check box if disclosure of legal proceeding is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Nevada

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 8,609,629
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 8,609,629

(11)	Aggregate amount beneficially owned by each reporting person 8,609,629
(12)	Check box if the aggregate amount in row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in row (11) 10.79%
(14)	Type of reporting person (see instructions) OO (Limited Liability Company)

SCHEDULE 13D
CUSIP No. 75700L108		Page 13 of 25 Pages

(1)	Name of reporting person F & J Fertitta Family Business Trust
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO (See Item 3)
(5)	Check box if disclosure of legal proceeding is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Nevada

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 14,104,372
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 14,104,372

(11)	Aggregate amount beneficially owned by each reporting person 14,104,372
(12)	Check box if the aggregate amount in row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in row (11) 16.53%
(14)	Type of reporting person (see instructions) OO (Trust)

SCHEDULE 13D
CUSIP No. 75700L108		Page 14 of 25 Pages

(1)	Name of reporting person L & T Fertitta Family Business Trust
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO (See Item 3)
(5)	Check box if disclosure of legal proceeding is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Nevada

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 14,104,372
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 14,104,372

(11)	Aggregate amount beneficially owned by each reporting person 14,104,372
(12)	Check box if the aggregate amount in row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in row (11) 16.53%
(14)	Type of reporting person (see instructions) OO (Trust)

SCHEDULE 13D
CUSIP No. 75700L108		Page 15 of 25 Pages

(1)	Name of reporting person F & J Fertitta Grandchildren’s 2020 Irrevocable Trust
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO (See Item 3)
(5)	Check box if disclosure of legal proceeding is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Nevada

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 675,000
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 675,000

(11)	Aggregate amount beneficially owned by each reporting person 675,000
(12)	Check box if the aggregate amount in row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in row (11) 0.95%
(14)	Type of reporting person (see instructions) OO (Trust)

SCHEDULE 13D
CUSIP No. 75700L108		Page 16 of 25 Pages

(1)	Name of reporting person L & T Fertitta Grandchildren’s 2020 Irrevocable Trust
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO (See Item 3)
(5)	Check box if disclosure of legal proceeding is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Nevada

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 675,000
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 675,000

(11)	Aggregate amount beneficially owned by each reporting person 675,000
(12)	Check box if the aggregate amount in row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in row (11) 0.95%
(14)	Type of reporting person (see instructions) OO (Trust)

SCHEDULE 13D
CUSIP No. 75700L108		Page 17 of 25 Pages

(1)	Name of reporting person Frank J. Fertitta III
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO (See Item 3)
(5)	Check box if disclosure of legal proceeding is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.A.

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 47,649,972
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 47,649,972

(11)	Aggregate amount beneficially owned by each reporting person 47,649,972
(12)	Check box if the aggregate amount in row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in row (11) 40.86%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D
CUSIP No. 75700L108		Page 18 of 25 Pages

(1)	Name of reporting person Lorenzo J. Fertitta
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO (See Item 3)
(5)	Check box if disclosure of legal proceeding is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.A.

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 47,649,972
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 47,649,972

(11)	Aggregate amount beneficially owned by each reporting person 47,649,972
(12)	Check box if the aggregate amount in row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in row (11) 40.86%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D
CUSIP No. 75700L108		Page 19 of 25 Pages

EXPLANATORY NOTE

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 12, 2016 (the “Original Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed with the SEC on May 20, 2016 (“Amendment No. 1), as amended by Amendment No. 2 to Schedule 13D filed with the SEC on August 12, 2019 (“Amendment No. 2”), as amended by Amendment No. 3 to Schedule 13D filed with the SEC on August 16, 2019 (“Amendment No. 3”), as amended by Amendment No. 4 to Schedule 13D filed with the SEC on August 23, 2019 (“Amendment No. 4”, and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3, the “Schedule 13D”), as specifically set forth herein. Capitalized terms used but not defined in this Amendment No. 5 have the meanings given to such terms in the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, as the case may be.

Item 2. Identity and Background

Item 2(a) is amended and restated in its entirety to read as follows:

This Schedule 13D is being filed by (i) FI Station Investor LLC (“FI Station”), in its capacity as the record owner of the Issuer’s securities as set forth herein; (ii) Fertitta Investment LLC (“Fertitta Investment”), in its capacity as the majority member of FI Station; (iii) KVF Investments, LLC (“KVF”), in its capacity as a member of FI Station and Fertitta Investment; (iv) LNA Investments, LLC (“LNA”), in its capacity as a member of FI Station and Fertitta Investment; (v) FBM Sub 1 LLC (“FBM Sub 1”), in its capacity as a record owner of the Issuer’s securities as set forth herein; (vi) Fertitta Business Management LLC (“FBM”), in its capacity as the record owner of the Issuer’s securities as set forth herein and as a member of Fertitta Investment and the member of FBM Sub 1; (vii) F & J Fertitta Family Business Trust (the “F&J Trust”), in its capacity as a member of FBM; (viii) L & T Fertitta Family Business Trust (the “L&T Trust”), in its capacity as a member of FBM; (ix) Fertitta Holdco LLC (“Fertitta Holdco”), in its capacity as manager of FI Station and Fertitta Investment; (x) The Frank J. Fertitta, III and Jill Ann Fertitta Family Trust (the “F&J Fertitta Family Trust”), in its capacity as the record owner of the Issuer’s securities as set forth herein; (xi) Frank J. Fertitta, III 2006 Irrevocable Trust (the “FJF Irrevocable Trust”), in its capacity as the record owner of the Issuer’s securities as set forth herein; (xii) Lorenzo J. Fertitta and Teresa Jo Fertitta Family Trust (the “L&T Fertitta Family Trust”), in its capacity as the record owner of the Issuer’s securities as set forth herein; (xiii) Lorenzo J. Fertitta 2006 Irrevocable Trust (the “LJF Irrevocable Trust”), in its capacity as the record owner of the Issuer’s securities as set forth herein; (xiv) L&T Fertitta Grandchildren’s 2020 Irrevocable Trust (“L&T Fertitta Grandchildren’s Trust”), in its capacity as the record owner of the Issuer’s securities as set forth herein, (xv) F&J Fertitta Grandchildren’s 2020 Irrevocable Trust (“F&J Fertitta Grandchildren’s Trust”), in its capacity as the record owner of the Issuer’s securities as set forth herein; (xvi) Frank J. Fertitta III; and (xvii) Lorenzo J. Fertitta (the foregoing entities and persons collectively, the “Reporting Persons”) pursuant to their agreement to the joint filing of this Schedule 13D, attached hereto as Exhibit 19.

As of the date of this statement, (i) FI Station is the record owner of 42,199 shares of Class A Common Stock, 22,613,985 shares of Class B Common Stock and 22,613,985 LLC Units, (ii) FBM Sub 1 is the record owner of 6,000,000 shares of Class B Common Stock and 6,000,000 LLC Units; (iii) FBM is the record owner of 10,127 shares of Class A Common Stock, 28,198,618 shares of Class B Common Stock and 28,198,618 LLC Units, (iv) the F&J Fertitta Family Trust is the record owner of 1,102,575 shares of Class A Common Stock, (v) the L&T Fertitta Family Trust is the record owner of 1,102,575 shares of Class A Common Stock, (vi) the FJF Irrevocable Trust is the record owner of 444,394 shares of Class A Common Stock, (vii) the LJF Irrevocable Trust is the record owner of 444,394 shares of Class A Common Stock, (viii) F&J Fertitta Grandchildren’s Trust is the record owner of 675,000 shares of Class A Common Stock and (ix) L&T Fertitta Grandchildren’s Trust is the record owner of 675,000 shares of Class A Common Stock. FI Station’s principal business is to invest in the equity securities of Holdco and the Issuer. FBM Sub 1’s principal business is to hold securities of Holdco and the Issuer. FBM’s principal business is to invest in the equity securities of Holdco and the Issuer as well as other business enterprises of Frank J. Fertitta, III and Lorenzo J. Fertitta. The principal business of each of the F&J Fertitta Family Trust, L&T Fertitta Family Trust, FJF Irrevocable Trust, LJF Irrevocable Trust, F&J Fertitta Grandchildren’s Trust and L&T Fertitta Grandchildren’s Trust is to hold assets for its beneficiaries. Fertitta Investment is the majority member of FI Station, and Fertitta Investments’ principal business is to act as such. KVF and LNA are members of FI Station and Fertitta Investment

SCHEDULE 13D
CUSIP No. 75700L108		Page 20 of 25 Pages

and their principal business is to invest in the equity securities of the Issuer and Holdco as well as other business enterprises of Frank J. Fertitta III and Lorenzo J. Fertitta. The F&J Trust and the L&T Trust are the members of FBM and their principal business is to invest in the equity securities of the Issuer and Holdco as well as other business enterprises of Frank J. Fertitta III and Lorenzo J. Fertitta. Fertitta Holdco is the manager of FI Station and Fertitta Investment and its principal business is to manage FI Station and Fertitta Investment and other business enterprises of Frank J. Fertitta III and Lorenzo J. Fertitta.

Due to their relationships with FI Station, FBM Sub 1 and FBM, each of Fertitta Holdco, Fertitta Investment, KVF, LNA, the F&J Trust and the L&T Trust may be deemed to have shared voting and investment power with respect to the Class A Common Stock, Class B Common Stock and LLC Units beneficially owned by FI Station, FBM Sub 1 and FBM. As such, Fertitta Holdco, Fertitta Investment, KVF, LNA, the F&J Trust and the L&T Trust may be deemed to have shared beneficial ownership over such securities. Each of Fertitta Investment, KVF, LNA, the F&J Trust and the L&T Trust, however, disclaims beneficial ownership of any shares of Class A Common Stock, shares of Class B common Stock and LLC Units, except to the extent of any pecuniary interest therein.

Fertitta Holdco is owned and managed by Frank J. Fertitta III and Lorenzo J. Fertitta. KVF is managed by Frank J. Fertitta III and is beneficially owned by various trusts established for the benefit of his three children. LNA is managed by Lorenzo J. Fertitta and is beneficially owned by various trusts established for the benefit of his three children. FBM Sub 1 is owned and controlled by FBM. FBM is owned and controlled 50% by the F&J Trust, a revocable trust for which Frank J. Fertitta III has sole investment and voting power, and 50% by the L&T Trust, a revocable trust for which Lorenzo J. Fertitta has sole investment and voting power. The F&J Fertitta Family Trust is a revocable trust for which Frank J. Fertitta III is co-trustee and has shared investment and voting power. The L&T Fertitta Family Trust is a revocable trust for which Lorenzo J. Fertitta is co-trustee and has shared investment and voting power. The FJF Irrevocable Trust is an irrevocable trust for which Lorenzo J. Fertitta is trustee and has sole investment and voting power. The LJF Irrevocable Trust is an irrevocable trust for which Frank J. Fertitta III is trustee and has sole investment and voting power. Accordingly, each of Frank J. Fertitta III and Lorenzo J. Fertitta may be deemed to have shared voting and investment power with respect to the Class A Common Stock, Class B Common Stock and LLC Units beneficially owned by FI Station, FBM Sub 1 and FBM. As such, each of Frank J. Fertitta III and Lorenzo J. Fertitta may be deemed to have shared beneficial ownership over such securities. In addition, Frank J. Fertitta III may be deemed to have beneficial ownership over the securities held by the F&J Fertitta Family Trust, the LJF Irrevocable Trust and the F&J Fertitta Grandchildren’s Trust, for which he retains the right to remove the trustee, and Lorenzo J. Fertitta may be deemed to have beneficial ownership over the securities held by the L&T Fertitta Family Trust, the FJF Irrevocable Trust and the L&T Fertitta Grandchildren’s Trust, for which he retains the right to remove the trustee. Each of Frank J. Fertitta III and Lorenzo J. Fertitta disclaims beneficial ownership of any shares of Class A Common Stock, shares of Class B common Stock and LLC Units beneficially owned by FI Station, Fertitta Investment, FBM Sub 1, FBM, KVF, LNA, the F&J Trust, the L&T Trust, the F&J Fertitta Family Trust, the L&T Fertitta Family Trust, the FJF Irrevocable Trust, the LJF Irrevocable Trust, the L&T Fertitta Grandchildren’s Trust and the F&J Fertitta Grandchildren’s Trust, except to the extent of any pecuniary interest therein.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is amended by adding the following paragraph:

Between August 6, 2020 and August 7, 2020, the F&J Fertitta Family Trust, the L&T Fertitta Family Trust, the FJF Irrevocable Trust and the LJF Irrevocable Trust purchased an aggregate of 988,000 shares of Class A Common Stock for aggregate consideration of $13,362,577 (inclusive of broker fees). The purchases were funded from cash on hand.

Item 5. Interest in Securities of the Issuer

Item 5(a) and (b) are amended and restated to read as follows:

(a) and (b) The following table sets forth the aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person (based on 71,227,537 shares of Class A Common Stock outstanding as of July 31, 2020). The aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person is calculated in accordance with Rule 13d-3.

SCHEDULE 13D
CUSIP No. 75700L108		Page 21 of 25 Pages

Reporting Person	Number of Shares Beneficially Owned	Percentage of Class A Common Stock Outstanding(1)
FBM	28,208,745	28.37%
FI Station	22,656,184	24.14%
FBM Sub 1	6,000,000	7.77%
F&J Fertitta Family Trust	1,102,575	1.55%
L&T Fertitta Family Trust	1,102,575	1.55%
FJF Irrevocable Trust	444,394	0.62%
LJF Irrevocable Trust	444,394	0.62%
Fertitta Holdco	22,656,184	24.14%
Fertitta Investment	20,906,616	22.70%
KVF	8,609,629	10.79%
LNA	8,609,629	10.79%
F&J Trust	14,104,372	16.53%
L&T Trust	14,104,372	16.53%
F&J Fertitta Grandchildren’s Trust	675,000	0.95%
L&T Fertitta Grandchildren’s Trust	675,000	0.95%
Frank J. Fertitta III	47,649,972	40.86%
Lorenzo J. Fertitta	47,649,972	40.86%
Total for Group	49,871,941	42.77%

(1)

Based on the number of shares of Class A Common Stock (71,227,537) issued and outstanding as of July 31, 2020, and assuming all outstanding LLC Units beneficially owned by the Reporting Person were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

Item 5(c) is amended and restated to read as follows:

(c) The following table sets forth all transactions in the Class A Common Stock effected by the Reporting Persons in the past sixty days. All such transactions were effected in the open market through a broker, and the prices exclude commissions.

Reporting Person	Trade Date	Shares Purchased	Weighted Average Price per Share ($)	Low Price per Share ($)	High Price per Share ($)
F&J Fertitta Family Trust	August 6, 2020	144,502	13.195	12.480	13.470
F&J Fertitta Family Trust	August 6, 2020	38,698	13.504	13.475	13.597
F&J Fertitta Family Trust	August 7, 2020	212,000	13.725	13.375	13.950
L&T Fertitta Family Trust	August 6, 2020	144,502	13.195	12.480	13.470
L&T Fertitta Family Trust	August 6, 2020	38,698	13.504	13.475	13.597
L&T Fertitta Family Trust	August 7, 2020	212,000	13.725	13.375	13.950
FJF Irrevocable Trust	August 6, 2020	36,126	13.195	12.480	13.470
FJF Irrevocable Trust	August 6, 2020	9,674	13.504	13.475	13.597
FJF Irrevocable Trust	August 7, 2020	53,000	13.725	13.375	13.950

SCHEDULE 13D
CUSIP No. 75700L108		Page 22 of 25 Pages

LJF Irrevocable Trust	August 6, 2020	36,126	13.195	12.480	13.470
LJF Irrevocable Trust	August 6, 2020	9,674	13.504	13.475	13.597
LJF Irrevocable Trust	August 7, 2020	53,000	13.725	13.375	13.950

Item 7. Material to be Filed as Exhibits

Exhibit	Description

Exhibit 1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (incorporated by reference to Exhibit 22 to Amendment No. 2 to the Schedule 13D filed by certain of the Reporting Persons on August 12, 2019).

Exhibit 2	Power of Attorney for Frank J. Fertitta III (incorporated by reference to Exhibit 1 to Amendment No. 1 to the Schedule 13D filed by certain of the Reporting Persons on May 20, 2016).

Exhibit 3	Power of Attorney for Fertitta Business Management LLC (incorporated by reference to Exhibit 2 to Amendment No. 1 to the Schedule 13D filed by certain of the Reporting Persons on May 20, 2016).

Exhibit 4	Power of Attorney for FI Station Investor LLC (incorporated by reference to Exhibit 3 to Amendment No. 1 to the Schedule 13D filed by certain of the Reporting Persons on May 20, 2016).

Exhibit 5	Power of Attorney for Fertitta Investment LLC (incorporated by reference to Exhibit 4 to Amendment No. 1 to the Schedule 13D filed by certain of the Reporting Persons on May 20, 2016).

Exhibit 6	Power of Attorney for KVF Investments, LLC (incorporated by reference to Exhibit 5 to Amendment No. 1 to the Schedule 13D filed by certain of the Reporting Persons on May 20, 2016).

Exhibit 7	Power of Attorney for LNA Investments, LLC (incorporated by reference to Exhibit 7 to Amendment No. 1 to the Schedule 13D filed by certain of the Reporting Persons on May 20, 2016).

Exhibit 8	Power of Attorney for F & J Fertitta Family Business Trust (incorporated by reference to Exhibit 8 to Amendment No. 1 to the Schedule 13D filed by certain of the Reporting Persons on May 20, 2016).

Exhibit 9	Power of Attorney for L & T Fertitta Family Business Trust (incorporated by reference to Exhibit 9 to Amendment No. 1 to the Schedule 13D filed by certain of the Reporting Persons on May 20, 2016).

Exhibit 10	Power of Attorney for Lorenzo J. Fertitta (incorporated by reference to Exhibit 10 to Amendment No. 1 to the Schedule 13D filed by certain of the Reporting Persons on May 20, 2016).

Exhibit 11	Power of Attorney for Fertitta Holdco LLC (incorporated by reference to Exhibit 11 to Amendment No. 1 to the Schedule 13D filed by certain of the Reporting Persons on May 20, 2016).

Exhibit 12	Power of Attorney for The Frank J. Fertitta, III and Jill Ann Fertitta Family Trust (incorporated by reference to Exhibit 11 to Amendment No. 2 to the Schedule 13D filed by certain of the Reporting Persons on August 12, 2019).

SCHEDULE 13D
CUSIP No. 75700L108		Page 23 of 25 Pages

Exhibit 13	Power of Attorney for The Lorenzo J. Fertitta and Teresa Jo Fertitta Family Trust (incorporated by reference to Exhibit 12 to Amendment No. 2 to the Schedule 13D filed by certain of the Reporting Persons on August 12, 2019).

Exhibit 14	Power of Attorney for Frank J. Fertitta, III 2006 Irrevocable Trust (incorporated by reference to Exhibit 13 to Amendment No. 2 to the Schedule 13D filed by certain of the Reporting Persons on August 12, 2019).

Exhibit 15	Power of Attorney for Lorenzo J. Fertitta 2006 Irrevocable Trust (incorporated by reference to Exhibit 14 to Amendment No. 2 to the Schedule 13D filed by certain of the Reporting Persons on August 12, 2019).

Exhibit 16	Power of Attorney for FBM Sub 1 LLC (incorporated by reference to Exhibit 15 to Amendment No. 2 to the Schedule 13D filed by certain of the Reporting Persons on August 12, 2019).

Exhibit 17	Power of Attorney for F & J Fertitta Grandchildren’s 2020 Irrevocable Trust.

Exhibit 18	Power of Attorney for L & T Fertitta Grandchildren’s 2020 Irrevocable Trust.

Exhibit 19	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2020

Fertitta Business Management LLC

By:	/s/ John Hertig
Name: John Hertig
Title: Attorney-in-Fact

FI Station Investor LLC

By:	/s/ John Hertig
Name: John Hertig
Title: Attorney-in-Fact

FBM Sub 1 LLC

By:	/s/ John Hertig
Name: John Hertig
Title: Attorney-in-Fact

The Frank J. Fertitta, III and Jill Ann Fertitta Family Trust

By:	/s/ John Hertig
Name: John Hertig
Title: Attorney-in-Fact

The Lorenzo J. Fertitta and Teresa Jo Fertitta Family Trust

By:	/s/ John Hertig
Name: John Hertig
Title: Attorney-in-Fact

Frank J. Fertitta, III 2006 Irrevocable Trust

By:	/s/ John Hertig
Name: John Hertig
Title: Attorney-in-Fact

Lorenzo J. Fertitta 2006 Irrevocable Trust

By:	/s/ John Hertig
Name: John Hertig
Title: Attorney-in-Fact

Fertitta Investment LLC

By:	/s/ John Hertig
Name: John Hertig
Title: Attorney-in-Fact

Fertitta Holdco LLC

By:	/s/ John Hertig
Name: John Hertig
Title: Attorney-in-Fact

LNA Investments, LLC

By:	/s/ John Hertig
Name: John Hertig
Title: Attorney-in-Fact

KVF Investments, LLC

By:	/s/ John Hertig
Name: John Hertig
Title: Attorney-in-Fact

F & J Fertitta Family Business Trust

By:	/s/ John Hertig
Name: John Hertig
Title: Attorney-in-Fact

L & T Fertitta Family Business Trust

By:	/s/ John Hertig
Name: John Hertig
Title: Attorney-in-Fact

F & J Fertitta Grandchildren’s 2020 Irrevocable Trust

By:	/s/ John Hertig
Name: John Hertig
Title: Attorney-in-Fact

L & T Fertitta Grandchildren’s 2020 Irrevocable Trust

By:	/s/ John Hertig
Name: John Hertig
Title: Attorney-in-Fact

/s/ John Hertig as Attorney-in-Fact
Frank J. Fertitta III

/s/ John Hertig as Attorney-in-Fact
Lorenzo J. Fertitta